Exhibit (l)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the caption "Independent Registered Public Accounting Firm" in the Prospectus and Statement of Additional Information, dated April 14, 2023 and included in this Post-Effective Amendment No. 47 to the Registration Statement (Form N-4, File No. 333-170695) of Lincoln National Variable Annuity Account H (the “Registration Statement”).

We also consent to the use of our reports (1) dated March 30, 2023, with respect to the consolidated financial statements of The Lincoln National Life Insurance Company and (2) dated April 12, 2023, with respect to the financial statements of each of the subaccounts within Lincoln National Variable Annuity Account H, for the year ended December 31, 2022, incorporated by reference in this Registration Statement, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania

April 14, 2023